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Exhibit 3.5

CERTIFICATE OF DESIGNATION

OF

SERIES B CONVERTIBLE PREFERRED STOCK

OF

INHALE THERAPEUTIC SYSTEMS, INC.

    (Pursuant to Section 151 of the
Delaware General Company Law)

    INHALE THERAPEUTIC SYSTEMS, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Company"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company as required by Section 151 of the General Company Law at a meeting duly called and held on December 13, 2001:

    RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of the Company in accordance with the provisions of its Amended and Restated Certificate of Incorporation, as amended, the Board of Directors hereby creates a series of Preferred Stock, par value $.0001 per share, of the Company and hereby states the designation and number of shares, and fixes the relative rights, preferences and limitations thereof (in addition to the provisions set forth in the Amended and Restated Certificate of Incorporation of the Company, which are applicable to the Preferred Stock of all classes and series), as follows:

Series B Convertible Preferred Stock:

    1.  Designation and Amount.  Forty Thousand (40,000) shares of Preferred Stock, $.0001 par value, are designated "Series B Convertible Preferred Stock" with the rights, preferences, privileges and restrictions specified herein (the "Series B Preferred Stock").

    2.  Dividends and Distributions.  The holders of the Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of funds legally available therefor, dividends at the rate per share equal to any dividend declared on or paid to the Common Stock of the Company ("Common Stock"), whether payable in cash, securities or other property other than dividends payable solely in shares of Common Stock, on an as converted to Common Stock basis determined as of the record date established by the Board of Directors for determining holders of Common Stock entitled to receive such dividends or if no such record date is established, the date of distribution of the dividend (and assuming for purposes of this provision that the Series B Preferred Stock is convertible during the first twelve months following the Original Issue Date (as defined below) on the same basis as it is convertible on the first anniversary of the Original Issue Date).

    3.  Voting Rights.  Except as set forth herein, or as otherwise provided by law, holders of Series B Preferred Stock shall have no voting rights and their consent shall not be required (except to the extent set forth herein or as otherwise required by law) for taking any corporate action.

    4.  Liquidation Preference.  The Series B Preferred Stock shall, with respect to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company, rank (i) senior to all classes of Common Stock of the Company and to each other class of capital stock or series of preferred stock the terms of which do not expressly provide that it ranks senior to or on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Junior Preferred Stock"); (ii) on a parity with any class of capital stock or series of preferred stock of the Company the terms of which expressly provide that such class or series will rank on a parity with the Series B Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Parity Preferred Stock"); and (iii) junior to each class of capital stock or series of preferred stock of the Company the terms of which expressly provide that such class or series will rank senior to the Series B Preferred Stock as to dividend distributions and distributions upon the liquidation, winding-up and dissolution of the Company (collectively referred to as "Senior Preferred Stock"). In the event of any liquidation, dissolution or winding up of the Company, either voluntary or involuntary (a "Liquidation Event"), following the payment of any distributions due to the holders of Senior Preferred Stock, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to the holders of the Common Stock or Junior Preferred Stock of the Company, an amount per share (as adjusted for any combinations, consolidations, stock distributions or stock dividends with respect to the Series B Preferred Stock) equal to $1,000 (the "Original Issue Price"). If upon the occurrence of such Liquidation Event, the assets and funds thus distributed among the holders of the Series B Preferred Stock and any Parity Preferred Stock shall be insufficient to permit the payment to such holders of their full preferential amount, then the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of the Series B Preferred Stock and any Parity Preferred Stock in proportion to the liquidation preference of such holders' Series B Preferred Stock and Parity Preferred Stock then held by them.

    5.  Conversion.  The Series B Preferred Stock shall convert only as follows:

      (a) Conversion at Holder's Option. At any time after the first anniversary of the original issuance of the Series B Preferred Stock (the "Original Issue Date") or, if earlier, a Change in Control, the Series B Preferred Stock shall be convertible, in whole or in part, into such number of fully paid and nonassessable shares of Common Stock equal to the quotient of (i) the Original Issue Price, divided by (ii) the Conversion Price. The "Conversion Price" shall be equal to 125% of the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5) until the earlier of (i) the third anniversary of the Original Issue Date or (ii) the Conversion Date with respect to an automatic conversion pursuant to Section 5(b)(B) or 5(b)(C) (such third anniversary or Conversion Date hereinafter referred to as the "Reset Date"); provided, however,that effective upon the Reset Date, the Conversion Price shall be equal to:

        (i)  the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5) in the event that the average of closing bid prices of the Company's Common Stock as quoted in the Nasdaq National Market (or if not so listed, on the principal exchange or quotation system on which the Common Stock is quoted or listed) for the twenty trading days immediately prior to the third anniversary of the Original Issue Date (the "Future Price") is less than or equal to the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5);

        (ii) the Future Price (as otherwise adjusted pursuant to the terms of this Section 5) if the Future Price is greater than the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5) but less than 125% of the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5); or

        (iii) 125% of the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5) if the Future Price is equal or greater than 125% of the Closing Price (as otherwise adjusted pursuant to the terms of this Section 5).

The Closing Price shall be equal to $18.23.

A "Change of Control" shall be deemed to have occurred if any "person" (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) becomes the beneficial owner (as defined in rules 13d-3 and 13d-5 under the Exchange Act) of more than 25% of the total voting power of the Company voting stock.

      (b) Automatic Conversion. To the extent not previously converted, each share of Series B Preferred Stock shall be converted automatically into shares of the Company's Common Stock, based on the then effective Conversion Price upon the earliest to occur of the following (A) the fourth anniversary of the Original Issue Date; (B) immediately prior to any Asset Transfer or Acquisition (as hereinafter defined); or (C) with the consent of the holders of a majority of the then outstanding Series B Preferred Stock, immediately prior to a Liquidation Event; provided, in the case of an automatic conversion pursuant to Sections 5(b)(B) or 5(b)(C), the Common Stock issued upon conversion shall be deemed outstanding on any record date established for purposes of entitling the holder thereof to any distribution or exchange of securities related to any Asset Transfer, Acquisition or Liquidation Event.

    An "Asset Transfer" shall mean a sale, lease or other disposition of substantially all the assets of the Company to any person or entity which is not an affiliate of the Company.

    An "Acquisition" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the shareholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; or (ii) any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company.

      (c) Adjustments for Combinations or Subdivisions of Common Stock. In the event the Company at any time or from time to time after the Original Issue Date shall declare or pay any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Price, the Closing Price and the maximum and minimum number of shares of Common Stock into which the Series B Preferred Stock may be converted, shall be proportionately decreased or increased, as appropriate.

      (d) Mechanics of Conversion. Before any holder of Series B Preferred Stock shall be entitled to receive shares of Common Stock upon conversion, he shall surrender the certificate or certificates evidencing the shares of Series B Preferred Stock to be converted, duly endorsed, at the office of the Company or of any transfer agent for such stock, and shall state therein the name or names in which he wishes the certificate or certificates for shares of Common Stock to be issued. The Company shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series B Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he shall be entitled as aforesaid. Such conversion shall be deemed to have been made (i) in the event of a conversion pursuant to Section 5(a) above, on the date upon which the holder of such outstanding Series B Preferred Stock delivers notice to the Company of such conversion; or (ii) in the event of a conversion pursuant to Section 5(b) above, on the applicable date referenced therein (the "Conversion Date"), and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on the Conversion Date; provided, in the case of clauses (B) and (C), the Common Stock issued upon conversion shall be deemed outstanding on any record date established for purposes of entitling the holder thereof to any distribution or exchange of securities related to any Asset Transfer, Acquisition or Liquidation Event. Notwithstanding the foregoing, in the event that the issuance of the Common Stock issuable upon conversion of the Series B Preferred Stock is subject to the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as

  amended (the "HSR Act"), the Conversion Date shall be such later date that is the first business day following the expiration or termination of any waiting period under the HSR Act applicable to the issuance of the Common Stock upon conversion of the Series B Preferred Stock provided that any approvals required thereunder have been obtained.

      (e) Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Preferred Stock.

      (f)  Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Series B Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of Series B Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of a fraction of a share of Common Stock, the Company shall, in lieu of issuing any fractional share, pay the holder otherwise entitled to such fractional share a sum in cash equal to the closing bid price of the Company's Common Stock as listed on the Nasdaq National Market (or, if not so listed, on the principal exchange or quotation system on which the Common Stock is quoted or listed) on the Conversion Date, multiplied by such fraction.

      (g) Reorganization, Reclassification, Consolidation, Merger or Sale. If any (i) reorganization of the capital stock of the Company, (ii) consolidation or merger involving the Company or any subsidiary of the Company, (other than an Asset Transfer or Acquisition) (each, an "Event") shall be effected in such a way that holders of Common Stock shall be entitled to receive securities, cash or other assets or property, provision shall be made so that the holders of the Series B Preferred Stock shall thereafter be entitled to receive upon conversion of the Series B Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon such conversion would have been entitled on such Event, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Series B Preferred Stock after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of the Series B Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

      (h) Notice. Whenever the Conversion Price is adjusted, the Company shall promptly mail to holders of Series B Preferred Stock, first class, postage prepaid, a notice of the adjustment, such notice containing a description of the facts requiring the adjustment and the manner of computing the adjustment. No later than 20 days prior to any Asset Transfer, Acquisition, or any dissolution, winding-up or liquidation of the Company, the Company shall give notice to each holder of Series B Preferred Stock setting forth in reasonable detail the terms of such transaction.

    6.  No Redemption.  The shares of Series B Preferred Stock shall not be redeemable.

    7.  Amendment.  Neither the Amended and Restated Certificate of Incorporation of the Company nor this Certificate of Designation shall be amended or any provision therein or herein waived in any manner which would alter or change the powers, preferences or rights of the Series B Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least a majority the outstanding shares of Series B Preferred Stock, voting together as a single class; provided, however, without limiting the foregoing, without the consent of the holders of 75% of the outstanding shares of Series B Preferred Stock, no amendment or waiver of the Company's Amended and Restated

Certificate of Incorporation or this Certificate of Designation shall (i) reduce the number of shares of Series B Preferred Stock whose holders must consent to an amendment or waiver, (ii) reduce the Original Issue Price or change the circumstances under which the holders of Series B Preferred Stock are entitled to receive the Original Issue Price, or (iii) increase the Conversion Price (in a manner inconsistent with the terms herein) or otherwise adversely affect the right to convert the Series B Preferred Stock. Notwithstanding the foregoing, no consent of the holders of Series B Preferred Stock shall be required with respect to the authorization, designation, or issuance of any Senior Preferred Stock, Parity Preferred Stock or other security having a preference to, or on a parity with, the Series B Preferred Stock with respect to dividend distributions or distributions upon the liquidation, dissolution or winding up of the Company.

    8.  Reissuance of Stock.  Shares of Series B Preferred Stock that have been issued and reacquired in any manner, including upon conversion to Common Stock, shall not be reissued and shall have the status of authorized but unissued shares of preferred stock of the Company undesignated as to series and may be designated and issued as part of any series of preferred stock other than Series B Preferred Stock.

    IN WITNESS WHEREOF the undersigned have executed this certificate as of January 7, 2002.

/s/ AJIT S. GILL Ajit S. Gill President and Chief Executive Officer
ATTEST:
/s/ ROBERT A. DONNALLY Robert A. Donnally Assistant Secretary

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  Exhibit 3.5
CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK OF INHALE THERAPEUTIC SYSTEMS, INC.